

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 11, 2009

Mr. S. R. Mills
Chief Financial Officer
Archer Daniels Midland Company
4666 Faries Parkway Box 1470
Decatur, Illinois 62525

> **Re:** **Archer Daniels Midland Company**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **File No. 001-00044**

Dear Mr. Mills:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief